FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of September 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F [X]          Form 40 - F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [_]          No [X]



This Form 6-K consists of:

A press release issued by Vasogen Inc. on September 25, 2000, entitled: "Vasogen to Conduct Third Quarter Conference Call".


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VASOGEN INC.


                                   By   /s/ Christopher Waddick
                                        ---------------------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date:  September 25, 2000

 Vasogen Inc.
                                                   INVESTOR CONTACT
   2155 Dunwin Drive
   Mississauga, ON, Canada L5L 4M1                 Glenn Neumann
   tel: (905) 569-2265   fax: (905) 569-9231       Investor Relations
   www.vasogen.com                                 tel: (905) 569-9065
                                                   e-mail: investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                Vasogen to Conduct Third Quarter Conference Call

Toronto, Ontario (September 25, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) will conduct its third quarter conference call on Wednesday, September 27, 2000 at 4:10 p.m. Eastern Time to provide a regular quarterly update on corporate developments. The conference will also be available via audio webcast. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

        Direct Dial                                    416-231-6596
        ------------------------------- -----------------------------
        Toll-free                                      800-361-1028
        ------------------------------- -----------------------------
        Audio Webcast*                              www.vasogen.com
        ------------------------------- -----------------------------
                                             *RealPlayer required


The conference call will be re-broadcast until October 4, 2000 and may be accessed by calling:

   --------------------- ------------------------- --------------------------
     Direct Dial                416-640-1917           Passcode: 64987#
   --------------------- ------------------------- --------------------------

The audio webcast will also be available for replay via Vasogen's website at www.vasogen.com.

 Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, and in the upcoming conference call, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.